Exhibit (a)(5)

Press Release – 9 October 2019

PERNOD RICARD COMPLETES
ACQUISTION OF CASTLE BRANDS

Paris and New York — Pernod Ricard (Euronext ticker RI; ISIN Code: FR0000120693) and Castle Brands Inc. (NYSE American: ROX) announced today the successful completion of the acquisition of Castle Brands by a subsidiary of Pernod Ricard S.A., through a cash tender offer followed by a short-form merger.

On this occasion Alexandre Ricard, Chairman & Chief Executive Officer of Pernod Ricard, stated:
“We’re thrilled about the closing of the Castle Brands acquisition and the opportunity it offers us in the world’s largest spirits market, the US, a priority market for the Group.”

As previously announced, Pernod Ricard, through one of its subsidiaries, offered to acquire all of the outstanding common stock of Castle Brands for $1.27 per share in cash, net of applicable withholding taxes and without interest. The tender offer expired at Midnight, New York time, on October 8, 2019. A total of 150,335,952 shares of common stock of Castle Brands, representing approximately 89.52% of the outstanding Castle Brands shares, were validly tendered into (and not validly withdrawn from) the tender offer.  As of such expiration, all conditions to the tender offer have been satisfied.  As a result, all such Castle Brands shares have been irrevocably accepted by Pernod Ricard’s subsidiary for payment, which will be made on October 9, 2019.

Concurrently with the payment for the tendered shares, on October 9, 2019 the offeror merged with and into Castle Brands via a short-form merger.  As a result of the tender offer and the merger, Castle Brands became an indirect wholly owned subsidiary of Pernod Ricard and Castle Brands’ common stock will cease trading on the NYSE American.

At the effective time of the merger, Castle Brands common stock held by the remaining Castle Brands shareholders who did not tender their shares in the tender offer (other than those who properly exercise appraisal rights) were cancelled and converted into the right to receive the same $1.27 per share price, net of applicable withholding taxes and without interest, that was paid in the tender offer.  Castle Brands shareholders who did not tender their shares in the tender offer will receive relevant information in the mail on how to receive payment for their shares in connection with the merger.

About Pernod Ricard

Pernod Ricard is the No.2 worldwide producer of wines and spirits with consolidated sales of €9,182 million in FY19. Created in 1975 by the merger of Ricard and Pernod, the Group has developed through organic growth and acquisitions: Seagram (2001), Allied Domecq (2005) and Vin&Sprit (2008). Pernod Ricard, which owns 16 of the Top 100 Spirits Brands, holds one of the most prestigious and comprehensive brand portfolios in the industry, including: Absolut Vodka, Ricard pastis, Ballantine’s, Chivas Regal, Royal Salute, and The Glenlivet Scotch whiskies, Jameson Irish whiskey, Martell cognac, Havana Club rum, Beefeater gin, Malibu liqueur, Mumm and Perrier-Jouët champagnes, as well Jacob’s Creek, Brancott Estate,

Campo Viejo, and Kenwood wines. Pernod Ricard’s brands are distributed across 160+ markets and by its own salesforce in 73 markets. The Group’s decentralised organisation empowers its 19,000 employees to be true on-the-ground ambassadors of its vision of “Créateurs de Convivialité.” As reaffirmed by the Group’s three-year strategic plan, “Transform and Accelerate,” deployed in 2018, Pernod Ricard’s strategy focuses on investing in long-term, profitable growth for all stakeholders. The Group remains true to its three founding values: entrepreneurial spirit, mutual trust, and a strong sense of ethics. As illustrated by the 2030 roadmap supporting the United Nations Sustainable Development Goals (SDGs), “We bring good times from a good place.” In recognition of Pernod Ricard’s strong commitment to sustainable development and responsible consumption, it has received a Gold rating from Ecovadis and is ranked No. 1 in the beverage sector in Vigeo Eiris. Pernod Ricard is also a United Nation’s Global Compact LEAD company.

Pernod Ricard is listed on Euronext (Ticker: RI; ISIN Code: FR0000120693) and is part of the CAC 40 index.

About Castle Brands

Castle Brands is a developer and international marketer of premium and super-premium brands including: Jefferson’s®, Jefferson’s Presidential SelectTM, Jefferson’s Reserve®, Jefferson’s Ocean Aged at Sea Bourbon®, Jefferson’s Wine Finish Collection and Jefferson’s Wood Experiments, Goslings® Rums, Goslings® Stormy Ginger Beer, Knappogue Castle Whiskey®, Clontarf® Irish Whiskey, Pallini® Limoncello, Boru® Vodka, Brady’s® Irish Cream, The Arran Malt® Single Malt Scotch Whisky, The Robert Burns Scotch Whisky and Machrie Moor Scotch Whisky. Additional information concerning the Company is available on the Company’s website, www.castlebrandsinc.com.

Pernod Ricard Contacts

Julia MASSIES / VP, Financial Communication & Investor Relations	+33 (0) 1 41 00 42 02
Adam RAMJEAN / Investor Relations Manager	+33 (0) 1 41 00 41 59
Fabien DARRIGUES / External Communications Director	+33 (0) 1 41 00 44 86
Emmanuel VOUIN / Press Relations Manager	+33 (0) 1 41 00 44 04
Alison DONOHOE / Press Relations Manager	+33 (0) 1 41 00 44 63

Castle Brands Contacts

Jared LEVY & Ben SPICEHANDLER — Castle-SVC@SARDVERB.com